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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                        TODD SHIPYARDS CORPORATION, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  889039 10 3
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
      10 S. BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JUNE 28, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 889039 10 3             13D                        PAGE  2 OF  4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    JOHN D. WEIL
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
                    988,600, SUBJECT TO THE DISCLAIMER IN ITEM 5.
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    32,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    988,600, SUBJECT TO THE DISCLAIMER IN ITEM 5.
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    32,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,020,600, SUBJECT TO THE DISCLAIMER IN ITEM 5.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No.  889039 10 3                13D                      Page 3 of 4 Pages
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       The Reporting Person reported the acquisition of shares of Common Stock,
$.01 par value ("Stock") of Todd Shipyards Corporation, a Delaware corporation (the "Issuer") in an initial filing of this Schedule 13D on April 29, 1993, as amended by Amendment No. 1 to Schedule 13D filed August 6, 1993 and Amendment
No. 2 to Schedule 13D filed August 26, 1996. In this regard, Item 4 and Item 5 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

On June 28, 2001, Todd Shipyards Corporation announced and initiated a "Dutch Auction" style tender seeking to repurchase 4,000,000 shares of its outstanding common stock at a price to be determined between $7.00 and 8.25 per share. The number of shares to be repurchased represents approximately 40.7% of the outstanding common stock of Todd Shipyards Corporation. Details of the offer are set forth in a filing by Todd Shipyards Corporation with the Securities and Exchange Commission on Schedule TO in accordance with Section 13(e) of the Securities Exchange Act of 1934 and the regulations thereunder.

The Reporting Person, a member of the Board of Directors of Todd Shipyards Corporation, proposes to tender an aggregate of 570,000 shares of the common stock of Todd in response to the offer. The shares will be tendered without condition as to price but will be tendered upon the condition that if any of such shares are to be purchased then all such shares must be purchased. The 570,000 shares to be tendered represent approximately 56% of the shares which may be deemed beneficially owned by the reporting person.

In the event that Todd Shipyards Corporation succeeds in purchasing the 4,000,000 shares sought in its offer and in the event that the 570,000 shares to be tendered by the Reporting Person are acquired in connection therewith, the number of shares beneficially owned by the Reporting Person would decline to 450,600 and would represent approximately 8.4% of the common stock then outstanding.

ITEM 5.  Interest in Securities of the Issuer.

On November 1, 1996, the Reporting Person, individually and as trustee of various trusts transferred ownership of an aggregate of 463,600 shares of the common stock of Todd Shipyards Corporation in exchange for limited partnership interests in a then newly created family limited partnership of which Clayton Management Company (wholly owned by the Reporting Person) acts as general partner. In addition, as of November 1, 1996, various siblings and other family members of the Reporting Person (acting individually or as trustee of various trusts) exchanged an aggregate of 513,000 shares of the common stock of Todd Shipyards Corporation for similar limited partnership interests. Clayton Management Company made a capital contribution to the family limited partnership of an aggregate of 12,000 shares of the common stock of Todd shipyards Corporation held by it. The Reporting Person, as the sole owner of Clayton Management Company, may be deemed under applicables rule adopted by the Securities and Exchange Commission to own beneficially the 988,600 shares held by the family limited partnership.


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CUSIP No.  889039 10 3                13D                      Page 4 of 4 Pages
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In addition to the foregoing shares, the Reporting Person may be deemed to have indirect shared voting and investment control over an aggregate of 32,000 shares of the common stock of Todd held by individual members of the Weil family.

No shares of the common stock of Todd Shipyards Corporation have been acquired, directly or indirectly, since 1997.

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 s/ John D. Weil

                                                 JOHN D. WEIL

July 9, 2001